SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                              BPK RESOURCES, INC.
                                (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   055666 10 1
                                 (CUSIP Number)


                               December 31, 2002
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          |_|  Rule 13d-1(b)

          |X|  Rule 13d-1(c)

          |_|  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055666 10 1                  13G                     Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Howard Herrick

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0.  See Item 4
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,030,000, as of January 28, 2003
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0.  See Item 4
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,030,000, as of January 28, 2003
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,030,000 as of January 28, 2003

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 055666 10 1                  13G                     Page 3 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        N. Herrick Irrevocable Securities Trust

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0. See Item 4
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,030,000 as of January 28, 2003
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0. See Item 4
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,030,000 as of January 28, 2003
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,030,000 as of January 28, 2003

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

        00 - Trust

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

            BPK Resources, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5858 Westheimer Street - Suite 708
            Houston, Texas 77057

Item 2(a).  Name of Person Filing:

            This Schedule 13G is filed on behalf of (i) Howard Herrick ("Herrick") and (ii) N. Herrick Irrevocable Securities Trust ("Trust") (each of Herrick and the Trust is sometimes referred to as a "Reporting Person" and, collectively as the "Reporting Persons").

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal business office of Herrick is c/o The Herrick Company, 2 Ridgedale Avenue, Suite 370, Cedar Knolls, New Jersey 07927, and the principal business office of the Trust is 295 Madison Avenue, 42nd Floor, New York, New York 10017.

Item 2(c).  Citizenship:

            Herrick is a United States citizen. The Trust is organized under the laws of the State of New York.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share.

Item 2(e).  CUSIP Number:

            055666 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) - (j): Not Applicable


                               Page 4 of 6 Pages

Item 4.  Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

       (a)  Amount beneficially owned:

            As of January 28, 2003, each Reporting Person beneficially owned 1,030,000 shares of Common Stock. All of the 1,030,000 shares are held by the Trust. Herrick is sole trustee of the Trust.

       (b)  Percent of class:

            Each Reporting Person beneficially owns 9.0% of the Common Stock. Calculation of the percentage of beneficial ownership for each Reporting Person is based on 11,550,000 shares of the Issuer's Common Stock outstanding on November 8, 2002, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002 (as adjusted for a 2-for-1 share split of the Common Stock).

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or direct the vote:

                  N/A

            (ii) shared power to vote or direct the vote:

                  1,030,000 shares as of January 28, 2003, since the shares are owned of record by the Trust and Herrick is the sole trustee of the Trust.

            (iii) sole power to dispose or direct the disposition of:

                  N/A

            (iv) shared power to dispose or direct the disposition of:

                  1,030,000 shares as of January 28, 2003, since the shares are owned of record by the Trust and Herrick is the sole trustee of the Trust.

Items 5-9.  Not Applicable.

Item 10.    Certification:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the proposed or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2003

                                                   /s/ Howard Herrick
                                        ----------------------------------------
                                                     Howard Herrick


                                        N. HERRICK IRREVOCABLE SECURITIES TRUST

                                        By:      /s/ Howard Herrick
                                            ------------------------------------
                                                Howard Herrick, Trustee

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                               Page 6 of 6 Pages